Pricing Supplement To product supplement AE dated September 28, 2012, prospectus supplement dated September 28, 2012 and prospectus dated September 28, 2012	Pricing Supplement No. 1794AE Registration Statement No. 333-184193 Dated July 12, 2013; Rule 424(b)(2)
Deutsche Bank AG
Structured Investments	Deutsche Bank $4,955,000 Review Notes Linked to the Performance of Brent Crude Futures Contracts due January 16, 2014
General
•
The notes are designed for investors who seek early exit prior to maturity at a premium if on any of the Review Dates the Closing Price of the Underlying is at or above the Call Price applicable to that Review Date. If the notes are not automatically called and the Final Price of the Underlying is greater than or equal to the Trigger Price, investors will receive $1,000 per $1,000 Face Amount of notes. However, if the notes are not automatically called and the Final Price of the Underlying is less than the Trigger Price, investors will lose 1.00% of the Face Amount of their notes for every 1.00% by which the Final Price is less than the Initial Price. The notes do not pay any coupons or dividend payments, and investors should be willing to lose a significant portion or all of your initial investment if the notes are not automatically called and the Final Price is less than the Trigger Price.  Any payment at maturity or upon an Automatic Call is subject to the credit of the Issuer.

•	The first Review Date, and therefore the earliest date on which an Automatic Call may be initiated, is October 15, 2013†.
•	Senior unsecured obligations of Deutsche Bank AG, London Branch due January 16, 2014††.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples thereof.
•	The notes priced on July 12, 2013 (the “Trade Date”) and are expected to settle on July 17, 2013 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Issue Price:	100% of the Face Amount
Underlying:	The nearby month’s brent crude futures contract traded on the IntercontinentalExchange (“ICE”) (Bloomberg Page: CO1 <Comdty>)
Automatic Call:
If the Closing Price on any Review Date is greater than or equal to the Call Price, the notes will be automatically called. If the notes are automatically called, we will pay you on the applicable Call Settlement Date a cash payment per $1,000 Face Amount of notes equal to 105.30% of the Face Amount.

Call Price:	$108.81, equal to 100% of the Initial Price for each Review Date
Payment at Maturity:
If the notes are not automatically called and the Final Price is greater than or equal to the Trigger Price, you will be entitled to receive a cash payment equal to $1,000 per $1,000 Face Amount of notes.
If the notes are not automatically called and the Final Price is less than the Trigger Price, you will be entitled to receive a cash payment per $1,000 Face Amount of notes, calculated as follows:
$1,000 + ($1,000 x Underlying Return)
If the notes are not automatically called and the Final Price is less than the Trigger Price, you will lose 1.00% of the Face Amount of your notes for every 1.00% by which the Final Price is less than the Initial Price. Under these circumstances, you will lose a significant portion or all of your investment at maturity.

Trigger Price:	$92.49, equal to 85.00% of the Initial Price
(Key Terms continued on next page)
Investing in the notes involves a number of risks. See “Risk Factors” beginning on page 7 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 7 of this pricing supplement.
The Issuer’s estimated value of the notes on the Trade Date is $987.50 per $1,000 Face Amount of notes, which is less than the Issue Price. Please see “Issuer’s Estimated Value of the Notes” on the following page of this pricing supplement for additional information.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.
	Price to Public	Fees(1)	Proceeds to Issuer
Per note	$1,000.00	$5.00	$995.00
Total	$4,955,000.00	$24,775.00	$4,930,225.00
(1) Please see “Supplemental Plan of Distribution” in this pricing supplement for information about fees.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$4,955,000.00	$675.86

JPMorgan
Placement Agent
July 12, 2013

(Key Terms continued from previous page)
Underlying Return:	The performance of the Underlying from the Initial Price to the Final Price, calculated as follows:
Final Price – Initial Price
Initial Price
If the notes have not been called, the Underlying Return will be negative.
Initial Price†:
$108.81, the official settlement price on the Trade Date per barrel of Brent Blend Crude Oil on ICE of the August 2013 futures contract stated in U.S. dollars, as made public by ICE (Bloomberg: CO1 <Comdty>).

Final Price†:	The Closing Price of the Underlying on the Final Valuation Date.
Closing Price†:
The official settlement price per barrel of Brent Blend Crude Oil on ICE of the futures contract set to expire in the applicable nearby month, stated in U.S. dollars, as made public by ICE (Bloomberg: CO1 <Comdty>).

If the Underlying is replaced by ICE with a new futures contract that the calculation agent determines is substantially equivalent to the Underlying, the calculation agent will determine the Final Price based on the official settlement price of such new futures contract. If the calculation agent determines that no substantially equivalent futures contract is available, we may, in our sole and absolute discretion, either determine the Final Price in good faith and in a commercially reasonable manner as described under “Description of Securities – Adjustments to Valuation Dates and Payment Dates – Adjustments to Valuation Dates for Commodity Based Underlyings or Basket Components ” in the accompanying product supplement or accelerate the payment on the notes as described under “Description of Securities – Adjustments to Valuation Dates and Payment Dates – Commodity Hedging Disruption Events for Commodity Based Underlyings or Basket Components” in the accompanying product supplement.

Review Dates:	Each trading day from and including October 15, 2013 to and including the Final Valuation Date
Call Settlement Dates:	The third business day after the applicable Review Date.
Trade Date:	July 12, 2013
Settlement Date:	July 17, 2013
Final Valuation Date:	January 13, 2014
Maturity Date††:	January 16, 2014
Listing:	The notes will not be listed on any securities exchange.
CUSIP/ISIN:	25152RDU4 / US25152RDU41
†Subject to postponement as described under “Description of Securities — Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.
†† Subject to postponement as described under “Description of Securities – Adjustments to Valuation Dates and Payment Dates” and acceleration as described under “Description of Securities – Adjustments to Valuation Dates and Payment Dates – Commodity Hedging Disruption Events for Commodity Based Underlyings or Basket Components” in the accompanying product supplement.

ISSUER’S ESTIMATED VALUE OF THE NOTES

The Issuer’s estimated value of the notes is equal to the sum of our valuations of the following two components of the notes: (i) a bond and (ii) an embedded derivative(s). The value of the bond component of the notes is calculated based on the present value of the stream of cash payments associated with a conventional bond with a principal amount equal to the Face Amount of the notes, discounted at an internal funding rate, which is determined primarily based on our market-based yield curve, adjusted to account for our funding needs and objectives for the period matching the term of the notes. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you. The value of the embedded derivative(s) is calculated based on our internal pricing models using relevant parameter inputs such as expected interest rates and mid-market levels of price and volatility of the assets underlying the notes or any futures, options or swaps related to such underlying assets. Our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.

The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes. The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions will be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately two months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the product supplement AE dated September 28, 2012, the prospectus supplement dated September 28, 2012 relating to our Series A global notes of which these notes are a part and the prospectus dated September 28, 2012. You may access these documents on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Product supplement AE dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005083/crt_dp33011-424b2.pdf

Prospectus supplement dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409437/d414995d424b21.pdf

Prospectus dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409372/d413728d424b21.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the product supplement, prospectus supplement, prospectus and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.  We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes.  You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

Hypothetical Examples of Amounts Payable upon Automatic Call or Redemption at Maturity

The following table illustrates the hypothetical return on the notes that could be realized on the applicable Review Date, assuming an Initial Price and Call Price of $110.00 and a Trigger Price of $93.50 (equal to 85.00% of the hypothetical Initial Price).

•	An Automatic Call on any Review Date assumes that the Closing Price of the Underlying on all earlier Review Dates was not greater than or equal to the Call Price.

•	The actual Initial Price, Call Price and Trigger Price are set forth on the cover of this pricing supplement.

There will be only one payment on the notes, whether at maturity or, due to an Automatic Call, on a Call Settlement Date. An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made on the corresponding Call Settlement Date. The hypothetical returns set forth below are for illustrative purposes only. The actual return will be based on the Closing Price of the Underlying on each Review Date. Numbers in the table and the examples below have been rounded for ease of analysis.

Closing Price	Underlying Appreciation/ Depreciation at Review Date (including the Final Valuation Date)	Return at any Call Settlement Date Prior to the Maturity Date	Return at Maturity
$220.00	100.00%	5.30%	5.30%
$209.00	90.00%	5.30%	5.30%
$198.00	80.00%	5.30%	5.30%
$187.00	70.00%	5.30%	5.30%
$176.00	60.00%	5.30%	5.30%
$165.00	50.00%	5.30%	5.30%
$154.00	40.00%	5.30%	5.30%
$143.00	30.00%	5.30%	5.30%
$132.00	20.00%	5.30%	5.30%
$121.00	10.00%	5.30%	5.30%
$110.00	0.00%	5.30%	5.30%
$107.25	-2.50%	N/A	0.00%
$104.50	-5.00%	N/A	0.00%
$99.00	-10.00%	N/A	0.00%
$93.50	-15.00%	N/A	0.00%
$88.00	-20.00%	N/A	-20.00%
$77.00	-30.00%	N/A	-30.00%
$66.00	-40.00%	N/A	-40.00%
$55.00	-50.00%	N/A	-50.00%
$44.00	-60.00%	N/A	-60.00%
$33.00	-70.00%	N/A	-70.00%
$22.00	-80.00%	N/A	-80.00%
$11.00	-90.00%	N/A	-90.00%
$0.00	-100.00%	N/A	-100.00%

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: The price of the Underlying increases 10.00% from the Initial Price of $110.00 to a Closing Price of $121.00 on a Review Date. Because the Closing Price on such Review Date of $121.00 is greater than the Call Price of $110.00, the notes are automatically called, and the investor will receive a single payment of $1,053.00 per $1,000 Face Amount of notes on the corresponding Call Settlement Date. There will be no further payments on the notes.

Example 2: The notes have not been called prior to the Final Valuation Date, and the price of the Underlying decreases 10.00% from the Initial Price of $110.00 to the Final Price of $99.00. Because the notes have not been called, and the Final Price of $99.00 is greater than or equal to the Trigger Price of $93.50, the investor will receive a payment at maturity of $1,000 per $1,000 Face Amount of notes.

Example 3: The notes have not been called prior to the Final Valuation Date, and the price of the Underlying decreases 30.00% from the Initial Price of $110.00 to the Final Price of $77.00. Because the notes have not been called and the Final Price of $77.00 is less than the Trigger Price of $93.50, the investor will receive a payment at maturity per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x -30.00%) = $700.00

Selected Purchase Considerations

•
FIXED APPRECIATION POTENTIAL — If the Closing Price is greater than or equal to the Call Price on any Review Date, your investment will yield a payment per $1,000 Face Amount of notes of 105.30% of the Face Amount. Because the notes are our senior unsecured obligations, the payment of any amount, whether on a Call Settlement Date, due to an Automatic Call, or at maturity, is subject to our ability to pay our obligations as they become due.

•
POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF THE AUTOMATIC CALL FEATURE — While the original term of the notes is approximately six months, the notes will be called before maturity if the Closing Price is at or above the Call Price on any Review Date, and you will be entitled to receive the fixed call premium on the corresponding Call Settlement Date, as set forth on the cover of this pricing supplement.

•
LIMITED PROTECTION AGAINST LOSS — If the notes are not called and the Final Price is greater than or equal to the Trigger Price, you will be entitled to receive the full Face Amount of your notes at maturity. But, if the Final Price is less than the Trigger Price, you will participate fully in the negative Underlying Return, and you will lose 1.00% of the Face Amount of your notes for every 1.00% by which the Final Price is less than the Initial Price. Under these circumstances, you will lose a significant portion or all of your investment.

•
A COMMODITY HEDGING DISRUPTION EVENT MAY RESULT IN ACCELERATION OF THE NOTES — If a Commodity Hedging Disruption Event (as defined under “Description of Securities –  Adjustments to Valuation Dates and Payment Dates – Commodity Hedging Disruption Events for Commodity Based Underlyings or Basket Components” in the accompanying product supplement) occurs, we will have the right, but not the obligation, to accelerate the payment on the notes. The amount due and payable per $1,000 Face Amount of notes upon such early acceleration will be determined by the calculation agent in good faith and in a commercially reasonable manner on the date on which we deliver notice of such acceleration and will be payable on the fifth business day following the day on which the calculation agent delivers notice of such acceleration. Please see the risk factors entitled “A Commodity Hedging Disruption Event May Result in Acceleration of the Notes” and  “Commodity Futures Contracts are Subject to Uncertain Legal and Regulatory Regimes” in this pricing supplement for more information.

•
TAX CONSEQUENCES — In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on prevailing market conditions, it is more likely than not that the notes will be treated for U.S. federal income tax purposes as prepaid financial contracts that are not debt. If this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity or pursuant to an automatic call) and (ii) your gain or loss on the notes should be short-term capital gain or loss.  The Internal Revenue Service (the “IRS”) or a court might not agree with this treatment, however, in which case the timing and character of income or loss on your notes could be materially and adversely affected.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment. It also asks for comments on a number of related topics, including whether short-term instruments such as the notes should be subject to any such accrual regime; the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Underlying.  In addition to these selected risk considerations, you should review the “Risk Factors” section of the accompanying product supplement.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not pay coupons or dividends and do not guarantee any return of your investment. The return on the notes at maturity is linked to the performance of the Underlying and will depend on whether the Underlying Return is positive or negative. If the notes are not called and the Final Price is less than the Trigger Price, you will participate fully in the negative Underlying Return, and you will lose 1.00% of the Face Amount of your notes for every 1.00% by which the Final Price is less than the Initial Price, with a maximum loss of 100.00% of your initial investment. Under these circumstances, you will lose a significant portion or all of your investment.

•
YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE FIXED CALL PREMIUM — If the Final Price is greater than or equal to the Call Price, for each $1,000 Face Amount of notes, you will receive at maturity 105.30% of the Face Amount, regardless of the appreciation in the Underlying, which may be significant. Accordingly, the maximum payment on the notes will be $1,053.00 for every $1,000 Face Amount of notes. Because the price of the Underlying at various times during the term of the notes could be higher than the Closing Prices of the Underlying on the Review Dates, you may receive a lower payment on a Call Settlement Date, due to an Automatic Call, or at maturity, as the case may be, than you would if you had invested directly in the Underlying.

•
REINVESTMENT RISK — If the notes are automatically called, the term of the notes may be as short as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are called prior to the Maturity Date.

•	THE NOTES DO NOT PAY COUPONS — Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

•
THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS — The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in  Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you might not receive the amount owed to you under the terms of the notes.

•
THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE NOTES — The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes.  The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.  If at any time a third party dealer were to quote a price to purchase your note or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models.  This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.

•
A COMMODITY HEDGING DISRUPTION EVENT MAY RESULT IN ACCELERATION OF THE NOTES — If a Commodity Hedging Disruption Event occurs, we will have the right to accelerate the payment on your notes prior to maturity. The amount due and payable on the notes upon such early acceleration will be determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest the proceeds in a comparable investment.

•
COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES, WHICH MAY ADVERSELY AFFECT THE PRICE OF THE UNDERLYING AND THE VALUE OF THE NOTES — Commodity futures contracts such as the Underlying are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the price of the Underlying. The effect on the value of the notes of any future regulatory change is impossible to predict, but could be substantial and adverse to your interest. For example, the Dodd-Frank Wall Street Reform and Consumer Protection Act, which was enacted on July 21, 2010, requires the Commodity Futures Trading Commission (the “CFTC”) to establish limits on the amount of positions that may be held by any person in commodity futures contracts, options on such futures contracts and swaps that are economically equivalent to such contracts. Such rules may cause a Commodity Hedging Disruption Event to occur or may increase the likelihood that a Commodity Hedging Disruption Event will occur during the term of the notes. If a Commodity Hedging Disruption Event does occur, we may, in our sole and absolute discretion, accelerate the payment on your notes early and pay you an amount determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest the proceeds in a comparable investment. We may also decide, or be forced, to sell a portion, possibly a substantial portion, of our hedge position in the Underlying. Additionally, other market participants are subject to the same regulatory issues and may decide, or be required, to sell their positions in the Underlying. While the effect of these or other regulatory developments are difficult to predict, if such broad market selling were to occur, it would likely lead to declines, possibly significant declines, in the price of the Underlying and therefore, the value of the notes.

•
SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE AND MAY NOT CORRELATE WITH THE PRICES OF COMMODITIES GENERALLY — The amount owed on the notes is linked exclusively to the price of brent crude futures contracts and not to a diverse basket of commodities or a broad-based commodity index. The price of brent crude futures contracts may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the futures contract of a single commodity, they carry greater risk and may be more volatile than a note linked to the prices of futures contracts of multiple commodities or a broad-based commodity index.

•
THE NOTES OFFER EXPOSURE TO FUTURES CONTRACTS AND NOT DIRECT EXPOSURE TO PHYSICAL COMMODITIES — The notes offer investors exposure to the price of ICE-traded brent crude futures contracts and not to the spot price of brent crude oil. The price of a commodity futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movement of a futures contract is typically correlated with the movements of the spot price of the reference commodity, but the correlation is generally imperfect and price moves in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the notes may underperform a similar investment that reflects the return on the physical commodity.

•
INVESTING IN THE NOTES IS NOT THE SAME AS INVESTING IN THE UNDERLYING OR OTHER RELATED CONTRACTS — The amount owed on the notes is based on the Underlying Return. The return on your notes may not reflect the return you would realize if you directly invested in the Underlying, or any exchange-traded or over-the-counter instruments based on the Underlying. You will not have any rights that holders of such commodity or instruments have.

•
PRICES OF COMMODITIES AND COMMODITY FUTURES CONTRACTS ARE HIGHLY VOLATILE AND MAY CHANGE UNPREDICTABLY — Commodity prices are highly volatile and, in many sectors, have experienced unprecedented historical volatility in the past few years. Commodity prices are affected by numerous factors including: changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized); weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates, whether through governmental action or market movements; monetary and other governmental policies, action and inaction; macroeconomic or geopolitical and military events, including political instability in some oil-producing countries; and natural or nuclear disasters. Those events tend to affect commodities prices worldwide, regardless of the location of the event. Market expectations about these events and speculative activity also cause commodities prices to fluctuate. These factors may have a greater impact on commodities prices and commodity futures contracts than on more conventional securities and may adversely affect the performance of the Underlying and, as a result, the market value of the notes, and any payments you may receive in respect of the notes. It is possible that lower prices or increased volatility of commodities will adversely affect the performance of Underlying and, as a result, the market value of the notes.

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CHANGES IN SUPPLY AND DEMAND IN THE MARKET FOR BRENT CRUDE FUTURES CONTRACTS MAY ADVERSELY AFFECT THE VALUE OF THE NOTES — The notes are linked to the performance of futures contracts on an underlying physical commodity, brent crude oil. Futures contracts are legally binding agreements for the buying or selling of a certain commodity at a fixed price for physical settlement on a future date. Commodity futures contract prices are subject to similar types of pricing volatility patterns as may affect the specific commodities underlying the futures contracts, as well as additional trading volatility factors that may impact futures markets generally. Moreover, changes in the supply and demand for commodities, and futures contracts for the purchase and delivery of particular commodities, may lead to differentiated pricing patterns in the market for futures contracts over time. For example, a futures contract scheduled to expire in a nearby month may experience more severe pricing pressure or greater price volatility than the corresponding futures contract scheduled to expire in a later month. Because the Initial Price and Final Price will be determined by reference to the applicable nearby month's futures contract specified herein, the value of the notes may be less than would otherwise be the case if the Initial Price and Final Price would be determined by reference to the corresponding futures contract scheduled to expire in a more favorable month for pricing purposes.

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SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN COMMODITIES AND RELATED FUTURES MAY ADVERSELY AFFECT THE VALUE OF THE NOTES — The commodity futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a set period of time. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices. These circumstances could adversely affect the price of the Underlying and, therefore, the value of the notes.

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THE NOTES MAY BE SUBJECT TO CERTAIN RISKS SPECIFIC TO BRENT CRUDE OIL AS A COMMODITY — Brent crude oil is an energy-related commodity. Consequently, in addition to factors affecting commodities generally, the notes may be subject to a number of additional factors specific to energy-related commodities that might cause price volatility. These may include:

• changes in the level of industrial and commercial activity with high levels of energy demand;

• disruptions in the supply chain or in the production or supply of other energy sources;

• price changes in alternative sources of energy;

• adjustments to inventory;

• variations in production and shipping costs;

• costs associated with regulatory compliance, including environmental regulations; and

• changes in industrial, government and consumer demand, both in individual consuming nations and internationally.

These factors interrelate in complex ways, and the effect of one factor on the price of the Underlying, and the market value of the notes linked to the Underlying, may offset or enhance the effect of another factor.

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FUTURES CONTRACTS ON BRENT CRUDE OIL ARE THE BENCHMARK CRUDE OIL CONTRACTS IN EUROPEAN AND ASIAN MARKETS —Because futures contracts on brent crude oil are the benchmark crude oil contracts in European and Asian markets, the Underlying will be affected by economic conditions in Europe and Asia. A decline in economic activity in Europe or Asia could result in decreased demand for crude oil and for futures contracts on crude oil, which could adversely affect the value of the Underlying and, therefore, the notes.

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THERE ARE CERTAIN RISKS RELATING TO THE PRICE OF THE UNDERLYING, AS DETERMINED BY REFERENCE TO THE OFFICIAL SETTLEMENT PRICE OF THE UNDERLYING AS DETERMINED BY ICE — The Underlying is traded on ICE. The price of the Underlying will be determined by reference to the official settlement price per barrel of Brent Blend Crude Oil on ICE of the nearby month’s futures contract, stated in U.S. dollars, as made public by ICE. Investments in securities linked to the value of commodity futures contracts that are traded on non-U.S. exchanges, such as ICE, involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets.

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A DECISION BY ICE TO INCREASE MARGIN REQUIREMENTS FOR BRENT CRUDE FUTURES CONTRACTS MAY AFFECT THE PRICE OF THE UNDERLYING — If ICE increases the amount of collateral required to be posted to hold positions in the Underlying (i.e. the margin requirements), market participants who are unwilling or unable to post additional collateral may liquidate their positions, which may cause the price of the Underlying to decline significantly.

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PAST PERFORMANCE OF THE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Underlying may bear little relation to the historical prices of the Underlying and may bear little relation to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Underlying.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the notes.  If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

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ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR NOTES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER'S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE — While the payment(s) on the notes described in this pricing supplement is based on the full Face Amount of your notes, the Issuer's estimated value of the notes on the Trade Date (as disclosed on the cover of this pricing supplement) is less than the Issue Price of the notes. The Issuer's estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time.  Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer's estimated value of the notes on the Trade Date.  Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately two months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer's estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — While we expect that, generally, the price of the Underlying will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of other factors that may either offset or magnify each other, including:

•	the expected volatility of the price of brent crude, and of the prices of exchange-traded futures contracts of the purchase or delivery of brent crude;

•	supply and demand trends for brent crude, and for exchange-traded futures contracts for the purchase and delivery of brent crude;

•	the time remaining to maturity of the notes;

•	interest rates and yields in the market generally;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the Underlying or markets generally;

•	supply and demand for the notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE COMMODITIES AND COMMODITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We and our affiliates are active participants in the commodities markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more commodities transactions.   In addition, we or one or more of our affiliates expect to hedge our commodity exposure from the notes by entering into commodity derivative transactions, such as over-the-counter options or futures. Such trading and hedging activities may affect commodity prices and make it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging and trading activities while the value of the notes declines.  We or our affiliates may also engage in trading in instruments linked to the Underlying on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in commodity prices. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes.  Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.

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WE AND OUR AFFILIATES AND AGENTS, OR JPMORGAN CHASE & CO. AND ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE PRICE OF THE UNDERLYING TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES — We, our affiliates and agents, and JPMorgan Chase & Co. and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the notes. We, our affiliates and agents, or JPMorgan Chase & Co. and its affiliates, may publish research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents, or JPMorgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Underlying to which the notes are linked.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date. The calculation agent will determine, among other things, the Final Price, the Underlying Return and the amount that Deutsche Bank AG will pay you at maturity. The calculation agent will also be responsible for determining whether a market disruption event has occurred. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. The determination of a market disruption event by the calculation agent could adversely affect the amount of payment you receive at maturity.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are not debt. If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could be materially and adversely affected. In addition, as described above under “Tax Consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates.  The hedging or trading activities of our affiliates on or prior to the Trade Date or the Review Dates could adversely affect the price of the Underlying and, as a result, could decrease the possibility of your notes being automatically called or the amount you may receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of brent crude futures contracts from July 9, 2003 through July 9, 2013. The daily closing prices of brent crude futures contracts shown in the graph below are the official settlement prices per barrel of Brent Blend Crude Oil on ICE of the nearby month's futures contract stated in U.S. dollars, as made public by ICE. You can obtain the price of the nearby month’s brent crude futures contract from the Bloomberg page “CO1 <Comdty>”. The price of the nearby month’s brent crude futures contract on July 12, 2013 was $108.81.

We obtained the information below regarding the daily closing price of the Underlying from Bloomberg, L.P. The historical performance of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the Closing Price of the Underlying on any Review Date, including the Final Valuation Date. We cannot give you assurance that the performance of the Underlying will result in the return of any of your initial investment.
[Missing Graphic Reference]

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates, acting as placement agents for the notes, will receive a fee from the Issuer that will not exceed $5.00 per $1,000 Face Amount of notes.

Validity of Notes

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to the Issuer, when the notes offered by this pricing supplement have been executed and issued by the Issuer and authenticated by the trustee pursuant to the senior indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by German law, Davis Polk & Wardwell LLP has relied, without independent investigation, on the opinion of Group Legal Services of Deutsche Bank AG, dated as of September 28, 2012, filed as an exhibit to the letter of Davis Polk & Wardwell LLP, and this opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Group Legal Services of Deutsche Bank AG. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the senior indenture and its authentication of the notes and the validity, binding nature and enforceability of the senior indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell dated September 28, 2012, which has been filed as an exhibit to the registration statement referred to above.